

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 11, 2017

José Antonio González Anaya
Director General
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
Ciudad de México 11300
México

> **Re:** **Petróleos Mexicanos**
> **Registration Statement on Form F-4**
> **Filed September 29, 2017**
> **File No. 333-220721**

Dear Mr. González Anaya:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Jorge U. Juantorena, Esq.
        Cleary Gottlieb Steen & Hamilton LLP